UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Zhaopin Ltd
(Name of Issuer)

Class A Ordinary Shares, par value of US$0.01 per share
(Title of Class of Securities)

98954L103
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98954L103
1	NAME OF REPORTING PERSON SEEK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 68,259,876 ordinary shares(1)
6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER 68,259,876 ordinary shares(1)
8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,259,876(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
80.5% of the Class A Ordinary Shares(2) (or 66.4% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A Ordinary Shares).

12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) SEEK Limited is the beneficial owner of 68,259,876 Class B Ordinary Shares (convertible into an equal number of Class A Ordinary Shares). Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to four votes. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2) Based on 16,579,931 Class A ordinary shares issued and outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by the reporting person are converted into the same number of Class A ordinary shares.

Item 1.

	(a)	Name of Issuer:

Zhaopin Ltd

	(b)	Address of Issuer’s Principal Executive Offices:

5/F, Shoukai Square
No. 10 Furong Street, Wangjing
Chaoyang District, Beijing 100101
The People’s Republic of China
Item 2.

	(a)	Name of Person Filing:

SEEK Limited

	(b)	Address of Principal Business Office, or if none, Residence:

Level 6, 541 St Kilda Road
Melbourne, Victoria 3004, Australia

	(c)	Citizenship:

Australia

	(d)	Title of Class of Securities:

Class A Ordinary Shares. Each Class B Ordinary Share held by the reporting person is convertible into one Class A Ordinary Share at the option of the holder at any time.

	(e)	CUSIP Number:

98954L103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The following information with respect to the ownership of the Ordinary Shares of the issuer by the reporting person is provided as of December 31, 2014. The information below is prepared based on 16,579,931 shares of Class A Ordinary Shares and 86,305,125 shares of Class B Ordinary Shares outstanding as of December 31, 2014.

	(a)	Amount beneficially owned:

The reporting person is the beneficial owner of 68,259,876 Class B Ordinary Shares (convertible into an equal number of Class A Ordinary Shares). Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder at any time. Pursuant to Rule 13d-3(d)(1), all shares of Class B Ordinary Shares held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Ordinary Shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Ordinary Shares owned by such person.

SEEK Limited does not directly own any shares of the issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, as amended, SEEK Limited is deemed to beneficially own the 68,259,876 Class B Ordinary Shares (convertible into an equal number of Class A Ordinary Shares) that are held of record by SEEK International Investments Pty Ltd., a wholly owned subsidiary of SEEK Limited.

(b)	Percent of class:

79.1% of Class B Ordinary Shares(1)
66.4% of Class A Ordinary Shares, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares(2)
80.5% of Class A Ordinary Shares, assuming conversion of all of the reporting person’s Class B Ordinary Shares into the same number of Class A Ordinary Shares(3)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 68,259,876 Class B Ordinary Shares (convertible into an equal number of Class A Ordinary Shares)(4)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 68,259,876 Class B Ordinary Shares convertible into an equal number of Class A Ordinary Shares)(4)

(iv) Shared power to dispose or to direct the disposition of: 0

Notes:

(1) To derive this percentage, (x) the numerator is 68,259,876, being the number of Class B Ordinary Shares owned by the reporting person and (y) the denominator is 86,305,125, being the number of the issuer’s total Class B Ordinary Shares outstanding as of December 31, 2014.

(2) To derive this percentage, (x) the numerator is 68,259,876, being the number of Class A Ordinary Shares that are convertible from the same number of Class B Ordinary Shares held by the reporting person and (y) the denominator is (i) 16,579,931, being the issuer’s total Class A Ordinary Shares outstanding as of December 31, 2014 and (ii) 86,305,125, being the number of the issuer’s total Class B Ordinary Shares outstanding as of December 31, 2014 that are convertible into the same number of Class A Ordinary Shares.

(3) To derive this percentage, (x) the numerator is 68,259,876, being the number of Class A Ordinary Shares that are convertible from the same number of Class B Ordinary Shares held by the reporting person and (y) the denominator is (i) 16,579,931, being the issuer’s total Class A Ordinary Shares outstanding as of December 31, 2014 and (ii) 68,259,876, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares held by the reporting person.

(4) SEEK Limited is the beneficial owner of 68,259,876 Class B Ordinary Shares (convertible into an equal number of Class A Ordinary Shares). Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to four votes. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The response to Item 4(a) is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

SEEK Limited

By:	/s/ Moana Weir